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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Welton Street Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 17th St., 17th Floor
(No. and Street)

Denver CO 80202-5629
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Quam 303 226-1479
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

600 S. Cherry St., #815 Denver CO 80246
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RB 6/9

OATH OR AFFIRMATION

I, Mark Quam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Welton Street Investments LLC, as of 12/31/05, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL V. GURULE NOTARY PUBLIC STATE OF COLORADO

MY COMMISSION EXPIRES APRIL 5, 2006

Signature: Mark Quam

Title: President

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independant auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELTON STREET INVESTMENTS, LLC
(SEC File No. 8-66557)

Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2005
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

To The Member
Welton Street Investments, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of Welton Street Investments, LLC (a limited liability company) as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Welton Street Investments, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 13, 2006

WELTON STREET INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:		
Cash	$	158,037
Prepaid expenses		9,153
Total Current Assets		167,190
PROPERTY AND EQUIPMENT, at cost:		
Computer software		29,570
Office furniture		14,589
Computer equipment		9,159
Marketing equipment		7,236
Leasehold improvements		4,979
		65,533
Less accumulated depreciation and amortization		8,557
		56,976
	$	224,166

See accompanying notes to financial statements.

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	91,930
Accrued expenses		50,611
Total Current Liabilities		142,541
MEMBER'S EQUITY		81,625
	$	224,166

WELTON STREET INVESTMENTS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE	$	835,953
OPERATING EXPENSES:		
Payroll and related expenses		867,358
Advertising		288,479
Professional fees		248,966
Office expense		94,485
Marketing expense		91,229
Filing and registration fees		67,367
Travel and entertainment		61,191
Miscellaneous operating expenses		26,287
Rent		19,206
Depreciation		8,547
		1,773,115
NET LOSS		(937,162)
MEMBER'S EQUITY AT BEGINNING OF YEAR		54,287
CONTRIBUTIONS		964,500
MEMBER'S EQUITY AT END OF YEAR	$	81,625

See accompanying notes to financial statements.

WELTON STREET INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(937,162)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		8,547
Increase (decrease) in cash resulting from changes in:		
Prepaid expenses		(9,153)
Accounts payable		87,338
Accrued expenses		50,611
NET CASH USED FOR OPERATING ACTIVITIES		(799,819)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(64,482)
NET CASH USED FOR INVESTING ACTIVITIES		(64,482)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions by member		964,500
NET CASH PROVIDED BY FINANCING ACTIVITIES		964,500
NET INCREASE IN CASH		100,199
CASH AT BEGINNING OF YEAR		57,838
CASH AT END OF YEAR	$	158,037

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Organization

Welton Street Investments, LLC (a limited liability company) is the nation's leading NASD Member Broker/Dealer formed exclusively to provide commercial real estate professionals with the ability to offer their clients 1031 exchange advice and high quality Tenant-in-Common (TIC) Investments.

The Company is 100% owned by Welton Street Investments Group, LLLP. These financial statements reflect the assets, liabilities, income, expenses and cash flows of Welton Street Investments, LLC only.

Cash and Cash Equivalents

Cash on hand and investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of three to five years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the member in its tax return.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

1. Summary of Significant Accounting Policies (Continued)

Advertising Costs

Advertising costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Transactions with Related Entities

The Company shares office space and certain employees with three related entities. The Company pays an administrative charge, on a basis determined by management, to cover costs related to office space, supplies and staffing. Certain members of management of the Company are also officers or partners of the related entities. For the year ended December 31, 2005, the Company paid $64,237 to these related entities.

3. Significant Clients

The Company derived approximately 80% of total revenue from four clients in 2005. These clients percentage of revenue are as follows:

Client A	31%
B	25
C	13
D	11
	80%

4. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $9,502. At December 31, 2005, the Company's net capital was $15,497.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

WELTON STREET INVESTMENTS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2005

MEMBER'S EQUITY	$ 81,625
DEDUCTIONS:	
Non-allowable assets	(66,128)
NET CAPITAL	$ 15,497
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 9,502
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 142,541
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	9.198:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's original Form X-17A-5 Part IIA Filing.

WELTON STREET INVESTMENTS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

February 13, 2006

To The Member
Welton Street Investments, LLC
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Welton Street Investments, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional

objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Harding Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants